Follow Her: A Thriller Film!

Entertainment | Art | Social Impact | Female Founder | Film

Join Emmy award winning filmmakers for this new social media horror movie!

FOLLOWHERFILM.COM NEW YORK NEW YORK





Follow Her is a commercial film that delves into the dark side of social media. Following the successful release of The Social Dilemma, media platforms can be designed to be addictive, manipulative and destructive. And very invasive. We felt it was important to create a project that highlights this in a timely, relevant and thrilling manner.

Dani Barker Writer/Producer/Actor in Follow Her @ Follow Her: A Thriller Film!

Why you may want to support us...

1. The film has already been shot and edited, only awaiting color, fx, & music!
2. Our team is filled with Emmy winners, Oscar Nominees, and social media stars.
3. Horror/Thriller films are the most PROFITABLE genre. (15% more than Comedies, 20% more than Dramas)
4. Since COVID-19 halted productions, streaming services and distributors are hungry for new content.
5. The cast's vast social media following (over 850k Instagram followers) will help drive sales.
6. Tackles relevant issues related to social media, tapping into a large market.
7. Director Sylvia is an Emmy award winner and seasoned festival director with previous film sales.
8. Anarchy & Wild Union (Amityville Murders, Uncut Gems) are companies attached for post-production.

Why investors ❤ us

WE'VE RAISED $380,004 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sylvia Caminer

Director/Producer of Follow Her

A two-time Emmy Award Winning Director and/or Producer with 17 features that have screened at 100+ festivals worldwide (SXSW, Oldenburg, Montreal & HotDocs) and secured distribution with Lionsgate, Grindstone, HBO, Netflix, Hulu, Amazon & Epix.



Dani Barker

Writer/Producer/Actor in Follow Her

Creator of the successful web series Starvival turned into TBS show The Unprofessionals and the show Squirm on Canada's diverse channel OUTtv.



Michael Indjeian

Producer on Follow Her

Emmy® Award Winning Producer, Director & Writer with 23 years in film, television and commercials.



Sibyl Santiago

Co-producer on Follow Her

30+ years experience in film, television & stage production. President of Sitting Cat Productions and head of Soho Film Festival. Films include "SAM" with Executive Producer Mel Brooks, "ALONE TOGETHER" with Project 8 and "PRENUP" with Regal Films.



Alex Gans

Editor/Associate Producer/Post Supervisor

An award winning editor and producer with 20+ years experience and 11 features. Most known for: No Escape Room & The Axiom (released by Vertical Entertainment). The Axiom played at top International genre festivals including Bouchon and Sitges.



John Gallagher

Co-Executive Producer on Follow Her

Honored with seven career achievement awards, John has made 20 features & 20 shorts. His work has been distributed by New Line Cinema, Columbia TriStar. HBO, CBS Fox and Random Media among others, and played in 100 international festivals.



Luke Geissbuhler

Cinematographer on Follow Her

Oscar-nominated cinematographer Luke Geissbuhler has shot more than 30 features/docs/unscripted series and is well known for his collaborations with Sacha Baron Cohen on "Borat", "Who Is America" and "Borat 2" - about to be released!

In the news

Downloads

Follow Her - pitch deck 2020.pdf

Follow Her - a Psychological Thriller Film

Follow Her is a cautionary tale that delves into the dark side of social media and one woman's alarming journey in search of "likes" and "followers." We wanted to make a compelling and commercial thriller that spins social media on its head and shows us a startling future we could be heading towards.

The film is shot, it's edited, and all we need are closing funds to finish the final touches on the film.



SYNOPSIS

Struggling actress and moderately successful live-streaming star Jess Peters, otherwise known as J-PEEPS, has found her way into the zeitgeist. By secretly filming creepy interactions she encounters via Craigslist, she uses the kinks and weirdness of others for Internet success.

For her next episode, she's hired to write the ending of a screenplay which leads her to a cabin in the woods with Tom, the alluring self-proclaimed screenwriter. Upon receiving the script, Jess realizes she is the main character in the story and Tom is not at all who he seems — this is a Craigslist experience where Jess should really be afraid...



OUR TEAM

We assembled an incredible team behind this project filled with talent galore. From award winners to social media phenoms, we've assembled the best of the best.

The film is helmed by director/producer Sylvia Caminer, who is a two-time Emmy award winner. It was shot by the Oscar-nominated Luke Geissbuhler most notable for shooting Borat (I&II), Match and Fahrenheit 11/9.

Producing the film is Michael Indjeian, owner of Giddy Productions, and Sibyl Santiago, the festival director of the Soho Film Festival in New York and Founder of Sitting Cat Productions. Legendary indie filmmaker, John Gallagher, is a Co-Executive Producer.



Switch this out with a crew photo

Dani Barker, the creator of the successful web series Starvival turned TBS show The Unprofessionals, wrote and stars in Follow Her. Her co-lead in the film, Luke Cook, most known for his role in The Chilling Adventures of Sabrina, brings with him over 735k followers increasing at a rapid rate

In addition, the cast is topped off with Mark Moses (Mad Men, Desperate Housewives, Platoon) and rising star Eliana Jones (Night Hunter, Northern Rescue).



BUSINESS PLAN

Our #1 goal financially is to see our investors recoup their money. After that, the percentages you earn are determined by the number of shares purchased. Similar to Kickstarter, we need a minimum amount on this platform in order to access funds. That minimum is $50,000.

If we raise: **$50,000**

Use of Proceeds:

40% towards Sound Design; 15% towards Color Correction; 35% towards VFX & GFX including main title design; 2.5% towards Original Score, 7.5% towards Wefunder intermediary fee

If we raise: **$120,000**

Use of Proceeds:

20% towards Sound Design, 33% towards VFX & GFX including main title design, 6% towards Original Score, 5% towards Final Editing, 20% towards Contingency, 2% towards Travel, 6.5% towards General Expenses, 7.5% towards Wefunder intermediary fee

MARKET OPPORTUNITY

Since COVID-19, streaming services are hungry for more content!! On top of that, the Psychological Horror Thriller (sub-genre of Horror Movies) is BOOMING; during 2016, 1,028 movies of this genre were produced – TWICE the number made in 2006.

Marketing for Classified Films LLC will be done through a variety of mediums with the Internet being the primary driver. Pre-roll advertising will contain releasing the trailers and behind the scene shorts through YouTube, Instagram, Facebook, and Twitter. Since this is a psychological horror thriller, the company will explore public stunts and influencer marketing they can pull to create audience interest in the movie.

OUR AUDIENCE

Follow Her will appeal to an adult male/female audience, 20-50 age range. Fans of psychological horror thrillers will be attracted to this film.

Jurisdictions

Follow Her anticipates that the primary audience of its movies will be from USA, Mexico, India, China, Japan, Russian Federation, France and the United Kingdom.

COMPARABLES

Like many low budget films, it's easier to recoup costs when budget costs are low. Some comparable films *story-wise* and *budget-wise* are: Hard Candy, Get Out, It Follows and films like Unfriended and Friend Request.

Take a look at the breakdown below for approximate budget numbers.


In The Tradition Of
HARD CANDY
Budget:1MM
WW Box
Office:8.2MM
GET OUT
Budget:4.5MM
WW Box
Office:255.5MM
IT FOLLOWS
Budget:2MM
WW Box
Office:23.3 MM
HARD CANDY
GET OUT
IT FOLLOWS
"ONE OF THE MOST EVIL FILMS BLUMHOUSE HAS EVER MADE"
UNFRIENDED
DARK WEB
STEPHEN SUSCO
JULY 20
TRUTH OR DARE
APRIL
KNOCK KNOCK
UNFRIENDED,
DARK WEB
Budget:1MM
WW Box
Office:9.6MM
TRUTH OR DARE
Budget:3.5MM
WW Box
Office:86MM
KNOCK KNOCK
Budget:2MM
WW Box
Office:6.3MM

RELEVANCE / TIMING

Follow Her is a complex battle of wits while exposing a deep contrast between an addict-filled digital world and a world that exists outside of phone signals.

It raises the question: *At what lengths will people go to to keep people entertained and how far is too far for fame?*

While still striving to balance out Hollywood's age old gender inequality, we bring you this bone-thriller feature not only written by a female powerhouse but directed by one! There's no better time than now to support female filmmakers making cutting edge content that keeps you on your toes.

While we desperately need equality and inclusivity to create better films, we filmmakers want the best films to be selected on merit and not on gender parity.



PRESTIGE / DIRECTOR CREDIT

DolGer Films is a very active production company based in New York and Florida. DolGer has produced projects around the world from Tanzania to Vancouver to Paris. It is currently in production on 2 features (1 narrative & 1 Documentary) in active development on 2 non-fiction series and 2 Narrative features. DolGer has produced 7 feature films including acting as the U.S. production company for a Harvey Keitel WWII epic, “Chosen” which secured distribution with Lionsgate and Grindstone. DolGer has also worked with among others Netflix, Hulu, Epix, Amazon, EOne, & Freestyle.

DolGer Films projects have been accepted into TOP FESTIVALS: SXSW, Nashville, Sidewalk, Denver, Mill Valley, Florida, Soho, Oldenburg, Montreal, HotDocs, IDFA, Karlovy Vary, Palm Springs, Cinequest, Ft. Lauderdale and Avignon, to name a few.

We plan to take this film to festivals around the world. We have already submitted to Sundance! The first of many, many more in 2021:


SUNDANCE
FILM FESTIVAL

FESTIVALS DEADLINES:

Cannes (March 2021), TIFF (Feb 2021), Fantasia (Mar 2021), Sitges (July 2021), VIFF (Vancouver Intl Festival), SXSW (loves horror! - March 2021), Tribeca (April 2021).

Other festivals we are planning to submit to: Venice, Colorado, Oldenburg, Cinefest, Berlin, Telluride and Raindance.

HORROR FESTS:

Midnight Madness (Toronto)

Overlook, Bifan, Fantastic Fest, London Independent Film Fest.

Frightfest, MOTELX, Cinequest, NIGHTMARES FILM FESTIVAL.

Popcorn frights is fun! Etheria Film Festival is awesome. Stanley Film Festival was the festival in the Shining House. Horrorhound is great as well.



ABOUT THE GENRE - PSYCHOLOGICAL THRILLER HORROR

There are all kinds of ways to frighten an audience, as the proud, diverse catalog of horror movies demonstrates, however; psychological horror is a particularly tricky technique to pull off. All of cinema is an exercise in empathy, but to drag an audience down into the pits of a disturbed mind requires vision, technical precision, and a willingness to put your viewer through absolute hell.

This genre often emphasizes the unstable or delusional psychological states of its characters having a "dissolving sense of reality." It is often told through the viewpoint of psychologically stressed characters, revealing their distorted mental perceptions and focusing on the complex and often tortured relationships between obsessive and pathological characters. Psychological thrillers often incorporate elements of mystery, drama, action, and paranoia.

Psychological horror relies on mental, emotional and psychological states to frighten, disturb or unsettle readers, viewers, or players. The subgenre frequently overlaps with the related subgenre of a psychological thriller, and it often uses mystery elements and characters with unstable, unreliable, or disturbed psychological states to enhance the suspense, drama, action, and horror of the setting and plot and to provide an overall unpleasant, unsettling, or distressing atmosphere.

WHY INVEST IN US?

Follow Her is a fresh, new concept that will jump-start a whole series of films. It's clever, well-written, unique, scary, heartfelt, and deeply disturbing posing a question of morality around: *who the bad guy really is*. The true horror of the film is anyone watching can easily see themselves in this situation.

Indie horror movies don't need big names to make a big profit. Films like Unfriended, Dark Web and Truth or Dare are horror films made in the last few years that have profited at least ten times the amount it cost to make them - and without the use of big name talent. It's very common for an independent producer to strike a six-figure deal on a micro-budget feature, especially in this genre.

Our film will deliver the realism, production value, and level of character depth of much higher-budgeted theatrically released comparable films. The relatability of the characters and their relationship, along with a dedicated cast & crew, makes for a well-executed film.

The stage has been set and the live-stream has begun, are you going to join the show or watch from behind your screen? Invest in *Follow Her* today.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Classified Films LLC is the production company behind Follow Her.

Where will your company be in 5 years?

In five years, we hope to have produced and released a sequel to Follow Her. After the release of Follow Her, the plan is to produce many more of these types of films. These are forward looking projections and are not guaranteed.

Why did you choose this idea?

Follow Her is a commercial film that delves into the dark side of social media. Following the successful release of The Social Dilemma, media platforms can be designed to be addictive, manipulative and destructive. And very invasive. We felt it was important to create a project that highlights this in a timely, relevant and thrilling manner.

How far along are you? What's your biggest obstacle?

We are deep into post production after wrapping principal photography, March 2020! We have an extremely talented VFX team, Wild Union Post, and a fantastic composer, Alexander Arntzen, to do the score. Anarchy Post, known for Amityville, Compulsion and Beast of Burdon, will be completing color and sound. We are seeking finishing funds to cover these final costs.

Who competes with you? What do you understand that they don't?

We are targeting thriller-horror audiences - people who lean more towards films like Unfriended, Nerve, 10 Cloverfield Lane and Strangers.

How will you make money?

We plan to make money on international and foreign sales, as well as by teaming with a streaming platform like Netflix or Amazon and securing distribution with a company like Blumhouse (who specializes in indie thriller like ours!) or A24.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our biggest risks involve COVID-19 and that streaming services may not pay as high a price to attain content. On the flip-side, they may pay more since they are scrounging for more material.